

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

June 21, 2007

Mr. Rod Lynam
Chief Financial Officer
Gallery of History, Inc.
3601 West Sahara Avenue
Las Vegas, Nevada 89102

>   **Re: Gallery of History, Inc.**
>   **Form 10-KSB for Fiscal Year Ended September 30, 2006**
>   **Filed December 28, 2006**
>   **Forms 10-QSB for Fiscal Quarters Ended**
>   **December 31, 2006 and March 31, 2007**
>   **Filed February 13, 2007 and May 15, 2007**
>   **Response Letter Dated June 21, 2007**
>   **File No. 0-13757**

Dear Mr. Lynam:

   We have reviewed your response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

Notes to Consolidated Financial Statements

6. Income Taxes

1.   We have reviewed your response to our prior comment 3. Your assertion that the company would be able to realize its NOLs through a bulk wholesale inventory liquidation if necessary seems implausible given that you have only utilized this tax strategy once to realize only $630,000 of NOLs. Since your plan appears to be predicated on liquidating your inventory, and thereby effectively abandoning your business model of limiting the amount of inventory available in the marketplace to maximize appreciation, we do not believe that this strategy

qualifies as being prudent and feasible under paragraph 22 of SFAS 109. We advise you that you must have the ability and the expectation of implementing this plan to meet the requirements of being a tax-planning strategy. Absent compelling evidence to the contrary, we believe that you should restate your financial statements to provide a full valuation allowance for the net operating loss ("NOLS") carryforwards included in your deferred tax assets. If you continue to believe that a full valuation allowance is not necessary, please provide us with the following and be detailed in your response:

- A summary of your tax-planning strategy that supports your belief that you will more likely than not realize your deferred tax assets, including your assumptions and strategies to achieve future taxable income. Your summary should include, if applicable, any schedule that presents the periods over which you expect to realize your net operating loss carry-forwards and the amount you expect to realize in each period;

- For each significant assumption in your strategy that varies significantly from recent experience (e.g. increase in sales or decrease in selling, general and administrative expenses) please tell us what specific business measures you will put into place to achieve the projected results;

- Please tell the basis for your conclusion, if true, that your tax planning strategy is both prudent and feasible as those terms are used in paragraphs 107 and 246 of SFAS No. 109. Otherwise, please explain;

- Please tell us the date of your most recent independent valuation of your inventory that substantiates the excess of appreciated inventory value over your tax basis and the qualifications of the valuation expert you used. Please tell us whether these valuations, if any, also provide wholesale value or provide an estimate of costs necessary to market your documents at the appreciated value; and

- Please tell us how you balance your estimate of excess appreciated inventory value over the tax basis with both the costs of marketing and the costs of carrying inventory that is slow-moving in nature.

Refer to paragraphs 103 through 109 of SFAS No. 109. We may have additional comments after reviewing your response.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Regina Balderas at (202) 551-3722 or Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief